Exhibit 99.1

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	September 30, 2016	December 31, 2015
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	64,921	94,865
Prepayments and other receivables	3,662	1,948
Social securities and other taxes	490	956

Total current assets	69,073	97,769

Property, plant and equipment	3,644	2,199
Intangible assets	103	141

Total assets	72,820	100,109

Liabilities and shareholders’ equity
Current liabilities
Borrowings	1,768	—
Finance lease liabilities	—	15
Trade payables	237	885
Social securities and other taxes	319	235
Pension premiums	22	16
Deferred income	—	144
Other current liabilities	5,415	4,191

Total current liabilities	7,761	5,486

Borrowings	3,625	4,824

Total liabilities	11,386	10,310

Shareholders’ equity
Shareholders’ equity	61,434	89,799

Total liabilities and shareholders’ equity	72,820	100,109

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended September 30,		Nine month period ended September 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Other income	447	1,191	1,725	2,277
Research and development costs	(8,319)	(6,000)	(23,823)	(16,907)
General and administrative costs	(2,001)	(1,458)	(7,218)	(4,838)

Total operating costs	(10,320)	(7,458)	(31,041)	(21,745)

Operating result	(9,873)	(6,267)	(29,316)	(19,468)
Finance income and expense	(254)	(50)	(968)	4,762
Result before corporate income taxes	(10,127)	(6,317)	(30,284)	(14,706)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(10,127)	(6,317)	(30,284)	(14,706)
Other comprehensive income	—	—	—	—
Total comprehensive loss (attributable to equity holders of the Company)	(10,127)	(6,317)	(30,284)	(14,706)

Share information
Weighted average number of shares outstanding[1]	23,346,856	23,345,170	23,346,390	23,342,386
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.43)	(0.27)	(1.30)	(0.63)
Diluted loss per share[1]	(0.43)	(0.27)	(1.30)	(0.63)

1.	For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2015	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	(14,706)	(14,706)
Recognition of share-based payments	—	—	—	919	—	—	919
Share options exercised	7,684	0	14	—	—	—	14

Balance at September 30, 2015	23,345,838	934	123,595	1,606	—	(30,504)	95,631

Balance at January 1, 2016	23,345,965	934	123,595	1,899	1	(36,630)	89,799
Net loss	—	—	—	—	—	(30,284)	(30,284)
Other comprehensive income	—	—	—	—	0	—	0
Recognition of share-based payments	—	—	—	1,917	—	—	1,917
Share options exercised	891	0	2	—	—	—	2

Balance at September 30, 2016	23,346,856	934	123,597	3,816	1	(66,914)	61,434

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended September 30,		Nine month period ended September 30,
	2016	2015	2016	2015
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(10,127)	(6,317)	(30,284)	(14,706)
Adjustments for:
— Depreciation	284	126	978	338
— Share-based compensation	628	300	1,917	919
— Financial income and expenses	254	50	968	(4,762)
Changes in working capital	(1,843)	(527)	(551)	472

Cash used in operations	(10,804)	(6,368)	(26,972)	(17,739)

Corporate income tax paid	—	—	—	—
Interest received/(paid)	11	104	77	281

Net cash used in operating activities	(10,793)	(6,264)	(26,895)	(17,458)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	(28)
Purchases of property, plant and equipment	(422)	(56)	(2,495)	(1,093)

Net cash used in investing activities	(422)	(56)	(2,495)	(1,121)

Cash flow from financing activities
Proceeds from exercise of share options	—	8	2	14
Proceeds from borrowings	—	—	193	1,254
Redemption of financial lease	—	(7)	(15)	(27)

Net cash generated by financing activities	—	1	180	1,241

Net increase/(decrease) in cash and cash equivalents	(11,215)	(6,319)	(29,210)	(17,338)
Currency effect cash and cash equivalents	(175)	(51)	(734)	4,614
Cash and cash equivalents, at beginning of the period	76,311	106,382	94,865	112,736

Cash and cash equivalents at the end of the period	64,921	100,012	64,921	100,012